UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Endeavour International Corporation
(Name of Issuer)

Common Shares, $0.001 par value per share
(Title of Class of Securities)

29259G200
(CUSIP Number)

ENDEAVOUR INVESTORS FOR SHAREHOLDER VALUE
Jared S. Sturdivant
O-CAP Management, L.P.
600 Madison Avenue, 14th Floor
New York, New York 10022
(212) 554-4622

Jeffrey E. Eberwein
One Stamford Plaza
263 Tresser Blvd, 9th Floor
Stamford, Connecticut 06901
 (203) 564-1405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 550,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

1 Shares held in a revocable trust.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,999,174
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,999,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,1741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IA

1 Includes 884,500 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 919,062
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 919,062
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 919,0621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON PN

1 Includes 523,500 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP OFFSHORE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 655,369
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 655,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,3691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

1 Includes 361,000 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP OFFSHORE FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 655,369
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 655,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 655,3691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

1 Includes 361,000 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,574,431
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,574,431
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,574,4311
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

1 Includes 884,500 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON O-CAP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,999,174
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,999,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,1741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

1 Includes 884,500 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON MICHAEL E. OLSHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,999,174
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,999,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,1741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON IN

1 Includes 884,500 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON JARED S. STURDIVANT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,500
	8	SHARED VOTING POWER 1,999,174
	9	SOLE DISPOSITIVE POWER 19,500
	10	SHARED DISPOSITIVE POWER 1,999,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,018,6741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON IN

1 Includes 884,500 shares of Common Stock underlying certain options exercisable within 60 days.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON STEELHEAD NAVIGATOR MASTER, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,864,013
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,864,013
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,864,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON STEELHEAD PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,874,013
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,017,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,017,9791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON IA

1 Includes 143,966 shares of Common Stock held in accounts managed by Steelhead Partners, LLC over which Steelhead Partners, LLC has dispositive but not voting power.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON JAMES MICHAEL JOHNSTON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,874,013
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,017,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,017,9791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON IN, HC

1 Includes 143,966 shares of Common Stock held in accounts managed by Steelhead Partners, LLC over which Steelhead Partners, LLC has dispositive but not voting power.

CUSIP NO. 29259G200

1	NAME OF REPORTING PERSON BRIAN KATZ KLEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,874,013
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,017,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,017,9791
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON IN, HC

1 Includes 143,966 shares of Common Stock held in accounts managed by Steelhead Partners, LLC over which Steelhead Partners, LLC has dispositive but not voting power.

CUSIP NO. 29259G200

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b)           The principal business address of Mr. Eberwein is One Stamford Plaza, 263 Tresser Blvd, 9th Floor, Stamford, Connecticut 06901. The principal business address of each of O-CAPMGT, O-CAPLP, O-CAPOFF, O-CAPMF, O-CAPADV, O-CAPGP and Messrs. Olshan and Sturdivant is c/o O-CAP Management, L.P., 600 Madison Avenue, 14th Floor New York, New York 10022.  The principal business address of Steelhead and Messrs. Johnston and Klein is 333 108th Avenue NE, Suite 2010, Bellevue, Washington 98004. The principal business address of Steelhead Navigator is c/o Citco Fund Services (Bermuda) Limited, Mintflower Place, 4th Floor, 8 Par-La-Ville Road, Hamilton HM 08, Bermuda.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 550,000 shares of Common Stock beneficially owned by Mr. Eberwein are held in a revocable trust and were purchased with personal funds in open market purchases for an aggregate purchase price of $3,136,600 including brokerage commissions.

The shares of Common Stock purchased by each of O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 919,062 shares of Common Stock beneficially owned by O-CAPLP is approximately $3,497,008 including brokerage commissions.  Such aggregate purchase price includes $451,444, which is the purchase price of certain options exercisable into 523,500 shares of Common Stock.  The aggregate purchase price of the 655,369 shares of Common Stock beneficially owned by O-CAPMF is approximately $2,545,976, including brokerage commissions.  Such aggregate purchase price includes $315,198, which is the purchase price of certain options exercisable into 361,000 shares of Common Stock. The aggregate purchase price of the 424,743 shares of Common Stock held in the O-CAP Managed Accounts is approximately $2,996,244, including brokerage commissions.  The 19,500 shares of Common Stock individually owned by Mr. Sturdivant were purchased with personal funds in open market purchases for an aggregate purchase price of $208,455, including brokerage commissions.

The shares of Common Stock purchased by Steelhead Navigator and held in the Steelhead Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 5,864,013 shares of Common Stock beneficially owned by Steelhead Navigator is approximately $50,667,826 including brokerage commissions.  The aggregate purchase price of the 153,966 shares of Common Stock held in the Steelhead Managed Accounts is approximately $1,284,024, including brokerage commissions.

CUSIP NO. 29259G200

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is calculated using as the numerator the respective shares of Common Stock held by each Reporting Person, including shares of Common Stock issuable upon exercise of certain options, and as the denominator 46,600,000 shares of Common Stock outstanding, as of November 5, 2012, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2012 plus the number of shares of Common Stock issuable upon the exercise of the options held by such Reporting Person.

As of the close of business on February 19, 2013, Mr. Eberwein beneficially owned 550,000 shares of Common Stock, constituting 1.2% of the shares of Common Stock outstanding.

As of the close of business on February 19, 2013, O-CAPLP beneficially owned 919,062 shares of Common Stock, including 523,500 shares of Common Stock underlying certain options exercisable within 60 days, constituting 1.9% of the shares of Common Stock outstanding.  As of the close of business on February 19, 2013, O-CAPMF beneficially owned 655,369 shares of Common Stock, including 361,000 shares of Common Stock underlying certain options exercisable within 60 days, constituting 1.4% of the shares of Common Stock outstanding.  As of the close of business on February 19, 2013, 424,743 shares of Common Stock were held in the O-CAP Managed Accounts.  O-CAPMGT, as the investment manager of each of O-CAPLP, O-CAPOFF, O-CAPMF and the O-CAP Managed Accounts, may be deemed to be the beneficial owner of the 1,999,174 shares of Common Stock owned in the aggregate by O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts, constituting approximately 4.2% of the shares of Common Stock outstanding. O-CAPADV, as the general partner of each of O-CAPLP and O-CAPMF, may be deemed the beneficial owner of the 1,574,431 shares of Common Stock owned in the aggregate by O-CAPLP and O-CAPMF, constituting approximately 3.3% of the shares of Common Stock outstanding.  Each of O-CAPGP, as the general partner of each of O-CAPMGT and O-CAPADV and Messrs. Olshan and Sturdivant, as Portfolio Managers and the Managing Partners of O-CAPMGT and the Managing Members of O-CAPGP and O-CAPADV, may be deemed the beneficial owner of the 1,999,174 shares of Common Stock owned in the aggregate by O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts, constituting approximately 4.2% of the shares of Common Stock outstanding.  In addition, as of February 19, 2013, Mr. Sturdivant individually owned 19,500 shares of Common Stock.

As of the close of business on February 19, 2013, Steelhead Navigator beneficially owned 5,864,013 shares of Common Stock, constituting approximately 12.6% of the shares of Common Stock outstanding.  As of the close of business on February 19, 2013, 153,966 shares of Common Stock were held in the Steelhead Managed Accounts.  Steelhead, as the investment manager of Steelhead Navigator and the Steelhead Managed Accounts, may be deemed to be the beneficial owner of the 6,017,979 shares of Common Stock owned by Steelhead Navigator and held in the Steelhead Managed Accounts, constituting approximately 12.9% of the shares of Common Stock outstanding.  Each of Messrs. Johnston and Klein, as a member-manager of Steelhead, may be deemed to be the beneficial owner of the 6,017,979 shares of Common Stock owned by Steelhead Navigator and held in the Steelhead Managed Accounts, constituting approximately 12.9% of the shares of Common Stock outstanding.

An aggregate of 8,586,653 shares of Common Stock, constituting approximately 18.1% of the shares of Common Stock outstanding, are reported in this Schedule 13D.

CUSIP NO. 29259G200

(b)           Mr. Eberwein has the sole power to vote and dispose of the shares of Common Stock reported owned by him.

By virtue of its position with each of O-CAPLP, O-CAPMF and the O-CAP Managed Accounts, O-CAPMGT may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts.  By virtue of its position with O-CAPLP and O-CAPMF, O-CAPADV may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by O-CAPLP and O-CAPMF.  By virtue of their respective positions with O-CAPLP, O-CAPMF and the O-CAP Managed Accounts, each of O-CAPGP and Messrs. Olshan and Sturdivant may be deemed to have shared power to vote and dispose of the shares of Common Stock reported owned by O-CAPLP and O-CAPMF and held in the O-CAP Managed Accounts.

By virtue of their respective positions with Steelhead Navigator and the Steelhead Managed Accounts, each of Steelhead, Mr. Johnston and Mr. Klein may be deemed to have the shared power to vote and dispose of the shares of Common Stock reported owned by Steelhead Navigator and held in the Steelhead Managed Accounts, except that with respect to 143,966 shares of Common Stock held in the Steelhead Managed Accounts, Steelhead and Messrs. Mr. Johnston and Klein have dispositive but not voting power.

Each Reporting Person, as a member of a “group” known as EISV with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D.

CUSIP NO. 29259G200

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2013

/s/ Jeffrey Eberwein
JEFFREY EBERWEIN

O-CAP MANAGEMENT, L.P.

By:	O-CAP GP, LLC General Partner

By:	/s/ Jared S. Sturdivant
Name:	Jared S. Sturdivant
Title:	Managing Member

O-CAP PARTNERS, L.P.

By:	O-CAP Advisors, LLC General Partner

By:	/s/ Jared S. Sturdivant
Name:	Jared S. Sturdivant
Title:	Managing Member

O-CAP OFFSHORE FUND, LTD.

By:	O-CAP Management, L.P. Investment Manager

By:	/s/ Jared S. Sturdivant
Name:	Jared S. Sturdivant
Title:	Managing Partner

O-CAP OFFSHORE MASTER FUND, L.P.

By:	O-CAP Advisors, LLC General Partner

By:	/s/ Jared S. Sturdivant
Name:	Jared S. Sturdivant
Title:	Managing Member

CUSIP NO. 29259G200

O-CAP GP, LLC

By:	/s/ Jared S. Sturdivant
	Name:	Jared S. Sturdivant
	Title:	Managing Member

O-CAP ADVISORS, LLC

By:	/s/ Jared S. Sturdivant
	Name:	Jared S. Sturdivant
	Title:	Managing Member

/s/ Michael E. Olshan
MICHAEL E. OLSHAN

/s/ Jared S. Sturdivant
JARED S. STURDIVANT

STEELHEAD PARTNERS, LLC

By:	/s/ Brent E. Binge
	Name:	Brent E. Binge
	Title:	General Counsel

STEELHEAD NAVIGATOR MASTER, L.P.

By:	Steelhead Partners, LLC Investment Manager

By:	/s/ Brent E. Binge
Name:	Brent E. Binge
Title:	General Counsel

/s/ Brent E. Binge
Brent E. Binge, Attorney in Fact for JAMES MICHAEL JOHNSTON

/s/ Brent E. Binge
Brent E. Binge, Attorney in Fact for BRIAN KATZ KLEIN

CUSIP NO. 29259G200

SCHEDULE A

Transactions in the Shares of Common Stock Since the Filing of the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

JEFFREY EBERWEIN

50,000	5.1300	12/19/2012
50,000	3.4520	02/15/2013

O-CAP PARTNERS, L.P.

34,385	5.9140	01/07/2013
2,800*	--	02/15/2013

O-CAP OFFSHORE MASTER FUND, L.P.

25,615	5.9140	01/07/2013
1,800**	--	02/15/2013

STEELHEAD NAVIGATOR MASTER, L.P.

187,979	5.4578	01/03/2013
150,000	5.4033	01/03/2013
140,000	3.5285	02/14/2013
60,000	3.5571	02/14/2013

STEELHEAD PARTNERS, LLC (Through the Steelhead Managed Accounts)

35,000	3.5285	02/14/2013
15,000	3.5571	02/14/2013

* Shares acquired following the exercise by a third party of a short put option held by O-CAP Partners, L.P.

** Shares acquired following the exercise by a third party of a short put option held by O-CAP Offshore Master Fund, L.P.